

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Robert Wessman
Executive Chairman
Alvotech
9, Rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg

Re: Alvotech
Registration Statement on Form F-4, as amended
Exhibit Nos. 10.1-10.17, 10.26, 10.29, 10.31
Filed May 10, 2022
File No. 333-261773

Dear Mr. Wessman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance